Indian Peaks Brewing Company d/b/a Left Hand Brewing Company (the "Company") a Colorado
Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Indian Peaks Brewing Company

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions may indicate substantial doubt that the Company will be able to continue as a going concern without taking actions to change these conditions. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
September 4, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	112,621	93,749
Accounts Receivable	784,577	527,265
Prepaid Expenses	177,949	285,055
Inventory	2,230,111	2,446,430
Total Current Assets	3,305,258	3,352,499
Non-current Assets		
Fixed Assets, net of Accumulated Depreciation	8,510,582	9,466,312
Intangible Assets: Loan Fees, net of Accumulated Amortization	36,011	39,308
Right-of-use Lease Assets, net	8,729,508	9,835,992
Investments	269,949	269,949
Total Non-Current Assets	17,546,050	19,611,561
TOTAL ASSETS	20,851,308	22,964,060
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	393,020	693,349
Line of Credit	1,322,000	617,045
Payroll and Tax Liabilities	707,383	755,979
Current Portion of Long Term Debt	474,862	526,496
Accrued Expenses	62,905	36,544
Gift Card Liability	25,261	23,515
Unearned Revenue	309,538	42,703
Accrued Interest	110,346	97,298
Total Current Liabilities	3,405,315	2,792,929
Long-term Liabilities		
Notes Payable	9,282,553	9,739,640
Notes Payable - Related Parties	328,394	2,543,941
Lease Liability	9,383,024	9,987,970
Total Long-Term Liabilities	18,993,971	22,271,551
TOTAL LIABILITIES	22,399,286	25,064,480
EQUITY		
Common Stock	12,967	12,897
Preferred Stock	5,755	-
Additional Paid in Capital	2,713,346	40,162
Non-Controlling Interest	21,762	7,554
Accumulated Deficit	(4,301,809)	(2,161,033)
Total Equity	(1,547,979)	(2,100,420)
TOTAL LIABILITIES AND EQUITY	20,851,308	22,964,060

Statement of Operations

	Year Ended December 31,	
	2023	**2022**
Revenue	12,263,517	13,373,978
Cost of Revenue	7,728,415	9,298,432
Gross Profit	4,535,101	4,075,546
Operating Expenses		
Advertising and Marketing	1,839,568	404,551
General and Administrative	1,576,749	3,214,726
Depreciation	1,056,536	1,050,593
Amortization	1,110,878	550,121
Total Operating Expenses	5,583,731	5,219,991
Operating Income (loss)	(1,048,630)	(1,144,445)
Other Income		
Interest Income	6	7,994
Other	188,465	132,411
Total Other Income	188,471	140,405
Other Expense		
Interest Expense	901,080	808,669
Tax Expense	341,630	306,061
Other	37,907	42,557
Total Other Expense	1,280,617	1,157,287
Earnings Before Income Taxes	(2,140,776)	(2,161,327)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(2,140,776)	(2,161,327)

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock					
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Non-Controlling Interest	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2022	256,367	12,818	-	-	-	2,453	294	15,565
Issuance of Common Stock, net	1,564	78	-	-	40,162		-	40,240
Net Income (Loss)	-	-	-	-	-	5,101	(2,161,327)	(2,156,226)
Ending Balance 12/31/2022	257,931	12,897	-	-	40,162	7,554	(2,161,033)	(2,100,420)
Issuance of Common Stock, net	1,410	71	-	-	9,286	-	-	9,357
Exchange of Notes Payable for Preferred Stock	-	-	115,094	5,755	2,663,898	-	-	2,669,653
Net Income (Loss)	-	-	-	-	-	14,208	(2,140,776)	(2,126,568)
Ending Balance 12/31/2023	259,341	12,967	115,094	5,755	2,713,346	21,762	(4,301,808)	(1,547,979)

Statement of Cash Flows

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(2,140,776)	(2,161,327)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	1,056,536	1,050,593
Amortization	1,110,878	550,121
Accounts Payable and Accrued Expenses	(273,968)	30,701
Operating Lease Liability	(53,425)	(42,871)
Inventory	216,319	185,427
Accounts Receivable	(257,312)	(145,801)
Prepaids	107,106	155,216
Other Liabilities	132,430	188,550
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	2,038,564	1,971,936
Net Cash provided by (used in) Operating Activities	(102,212)	(189,391)
INVESTING ACTIVITIES		
Equipment	(97,572)	(1,543,696)
Net Cash provided by (used by) Investing Activities	(97,572)	(1,543,696)
FINANCING ACTIVITIES		
Proceeds from Line of Credit, net of Repayments	704,991	80,821
Repayments of Notes Payable, net	(185,815)	(317,883)
Proceeds from Notes Payable - Related Party, net	235,837	-
Finance Lease Payable	(551,469)	(352,115)
Proceeds from Issuance of Common Stock	71	78
Proceeds from Issuance of Preferred Stock	5,755	-
Proceeds from Additional Paid-in Capital, net	9,286	40,162
Net Cash provided by (used in) Financing Activities	218,656	(548,937)
Cash at the beginning of period	93,749	2,375,772
Net Cash increase (decrease) for period	18,872	(2,282,024)
Cash at end of period	112,621	93,749

Indian Peaks Brewing Company
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Indian Peaks Brewing Company d/b/a Left Hand Brewing Company and Subsidiary (the "Company") is composed of Indian Peaks Brewing Company d/b/a Left Hand Brewing Company (Left Hand), a Colorado corporation, and a 67 percent ownership interest in Present, LLC (Present). Left Hand was incorporated in 1993. In 1998, Left Hand acquired Tabernash Brewing Company and combined operations. Left Hand does not currently distribute any products under the Tabernash Brewing Company name.

Left Hand has also done business as Indian Peaks Distributing Company until the distribution rights were sold in 2006. Left Hand is engaged in the brewing, marketing, and selling of craft beer. The brewery is located in Longmont, Colorado, and Left Hand's products are distributed in 45 states and eight foreign countries. Present was incorporated in 2019.

Present is engaged in the production and selling of cannabidiol (CBD) sparkling water. Production takes place in Longmont, Colorado at Left Hand's brewery.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

The Company will also conduct a capital campaign under Reg D in 2024 to finance capital expenditures and develop a consolidation platform to attract other companies to cooperatively operate with Left Hand for the mutual benefit of both. (See subsequent events for update.)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its majority owned subsidiary, Present LLC, and entity formed in 2019. All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company does not have financial instruments that are exposed to unusual concentrations of credit risk. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability. The Company recognized unearned revenue of $309,538 primarily from customer deposits.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Machinery & Equipment	7	13,837,657	(12,952,018)	-	885,639
Furniture	5	182,116	(42,492)	-	139,624
Office Equipment	3-7	470,629	(312,959)	-	157,670
Vehicles	5-7	194,484	(150,815)	-	43,669
Buildings & Leasehold Improvements	3-39	8,119,206	(1,916,169)	-	6,203,037
Land	Indefinite	1,080,944	-	-	1,080,944
Grand Total	-	**23,885,036**	**(15,374,453)**	-	**8,510,583**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $2,230,111 as of December 31st, 2023. Inventory consists of various materials used in conjunction with the brewing process, work in progress, finished products, and merchandise for sale and is stated at the lower of cost or net realizable value, with costs determined on the average cost method. Work in progress and finished goods inventories include the cost of associated material, labor, and overhead.

Investments

During 2019, the Company invested $100,025 into Montgomery Public House, LLC (Montgomery Public House) for a small ownership interest under 10%. During 2020, Montgomery Public House opened to the public. Outside of Montgomery Public House brewed beers, the Company is the exclusive beer vendor at Montgomery Public House. The investment is accounted for under the cost method of accounting.

The Company also invested $169,924 in a joint venture called Left Hand Foundry in which they own a 40% stake. The $169,924 amount represents the cost of the materials that were brewed and shipped to the Foundry in Iowa to distill into whiskey. The Company brewed "wash" of a few different brands of their beer, put them on tankers to Foundry, and then they made whiskey out of it. The Company has not seen a return or anything on that investment as of yet. (See subsequent events for update.)

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

During the year ended December 31, 2015, the Company created an ESOP to provide its employees with ownership benefits in the Company. The ESOP plan document was effective January 1, 2015. All employees of the Company may participate in the ESOP once they have attained age 21 and completed one year of service.

Employees earn a year of service when they exceed 1,000 hours of service during a calendar year. Entry dates to the ESOP are January 1 or July 1 following completion of the year of service requirement. Participant accounts vest 20 percent per year, starting in their second year of participation in the ESOP. Participants leaving the Company have the right to require the ESOP to repurchase their vested shares at the fair value in the year after separation from the Company, subject to the ESOP's distribution rules. The ESOP also provides a put option whereby participants leaving the Company have the right to sell any distributed Company common stock to the Company at the current fair market value. As of December 31, 2023 and 2022, there were no shares held by terminated participants that were subject to the put option. During 2018, the ESOP's distribution agreement was amended to offer existing ESOP stockholders three options upon withdrawal from the plan: (1) take a full distribution in cash, (2) roll the distribution into an individual retirement account, or (3) exchange the ESOP shares for newly issued shares of company stock. Under the third option, employees have the right to one more liquidity event in the year following issuance of the new shares. The Company recognizes annual compensation expense equal to the number of shares contributed to the ESOP multiplied by the fair value per share at the contribution date. The Company issued 941 shares under this plan in 2023 and none in 2022.

Stock Options - the Company maintains a 2014 Equity Incentive Plan, which provides for the grant of up to 22,560.4 issuable shares of the Company's common stock. The granted shares and options are granted at fair market value, as determined by the Board at the date of the grant. Options are granted for terms up to 10 years and may be exercised at such times as may be determined by the Board. The options are subject to certain acceleration and termination provisions. As of December 31, 2023 and 2022, there were no stock options outstanding. The plan terminated 19 March, 2024 with no outstanding options.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers the annual external valuation prepared by Adamy Valuation for the ESOP Trustee, recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

Income Taxes

The Company is subject to federal income tax and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, Arizona, California, Colorado, Florida, Georgia, Illinois, Iowa, Massachusetts, Minnesota, Missouri, Montana, Oregon, Pennsylvania, and Texas. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A related party entity owns the real estate located at 1265 Boston Avenue, Longmont, Colorado, and leases it to the Company for its operations.

The Company entered into a loan agreement totaling $600,000 with a principal stockholder. The loan accrues interest at 6% and matures on June 11th, 2030. The principal balance of the loan was $328,394 as of December 31st, 2023. The note is cross-collateralized by the land and building located at 1270 Boston Avenue, Longmont, Colorado.

The Company had a subordinated notes payable totaling $2,543,941 due at maturity in March 2026 to previous stockholders with interest at 7.25 percent. The note was collateralized by substantially all assets owned by the Company. These notes were exchanged for shares of Series A Convertible Preferred Stock in September and November 2023.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Commitments - The Company had outstanding noncancelable purchase commitment contracts for certain volumes of brewing raw materials, including malt, barley, and hops. As of December 31, 2023, projected cash outflows under raw materials purchase commitments for each of the remaining years under the contracts are approximately $459,907 in 2024 and $589,916 in 2025.

The Company also has outstanding noncancelable purchase commitments for undetermined volumes of raw materials and prices, which are to be determined in the contract year. The Company provides estimated volumes to the vendors for the expected volumes that will be purchased. The Company has a co-packaging agreement with Jiant Kombucha (Jiant) to package products on behalf of Jiant. The Company has a small interest in Jiant that vests over five years.

Leases

The Company is obligated under operating leases for vehicles, expiring at various dates through July 2026. The right-of-use asset and related lease liability have been calculated using discount rates ranging from 1.21 to 2.94 percent. The leases require the Company to pay taxes, insurance, utilities, and maintenance costs. The Company leases facilities under long-term lease arrangements that are classified as finance leases. Under the terms of the lease agreements, payments ranging from $16,400 to $43,700 are due monthly through September 2042. The right of-use asset and related lease liability have been calculated using discount rates ranging from 1.84 to 4.47 percent Expenses recognized under these leases are as follows as of December 31:

	2023	**2022**
Finance lease cost:		
Amortization of right-of-use assets	$599,632	$501,362
Interest on lease liabilities	$121,264	$159,344
Operating lease cost	$61,226	$47,890
Combined Lease Costs	$782,122	$708,596

The Company leases office space and its manufacturing facility from an entity under common control. The lease expires in August 2036. The lease requires the Company to pay taxes, insurance, utilities, and maintenance costs. Total expense incurred related to this lease was $720,896 and 578,253 for the years ended December 31, 2023 and 2022, respectively. This consists of amortization expense of $599,632 and $457,904, and interest expense of $121,264 and $120,349 for the years ended December 31, 2023 and 2022, respectively.

Cash Flow Information:	**2023**	**2022**
Cash paid for amounts included in measurement of lease liabilities		
Operating cash flows from finance leases	$121,264	$347,758
Operating cash flows from operating leases	$61,162	$47,196
Financing cash flows from finance leases	$231,319	$-
Right-of-use assets obtained in exchange for new finance lease liabilities	$(449,354)	$10,193,906
Right-of-use assets obtained in exchange for new operating lease liabilities	$-	$189,051
Weighted average remaining lease term in years:		
Finance leases	14.41	16.62
Operating leases	3.09	2.88
Weighted average discount rate		
Finance leases	3.05%	3.00%
Operating leases	2.70%	1.80%

Future minimum rent on noncancelable leases as of December 31, 2023 for each of the next five years, and in the aggregate is as follows:

Years Ending December 31,	Operating Leases	Finance Leases	Total Payments
2024	$43,948	$209,381	$253,329
2025	$32,028	$772,016	$804,044

2026	$11,796	$779,442	$791,238
2027	$975	$784,544	$785,519
2028	$-	$789,722	$789,722
Thereafter	$-	$8,287,194	$8,287,194
Total minimum lease payments	$88,747	$11,622,299	$11,711,046
Less amount representing interest	$1,044	$2,326,925	$2,327,969
Long-term obligations under leases	$87,703	$9,295,374	$9,383,077

NOTE 5 – LIABILITIES AND DEBT

Line of Credit

The Company has a line of credit with a bank for $2,000,000, which matures in March 2024. The interest rate is equal to The Wall Street Journal prime rate plus 0.50 percent, with a minimum interest rate of 3.00 percent (effective rate of 8.50 and 8.00 at December 31, 2023 and 2022, respectively). The line of credit is cross-collateralized by substantially all of the Company's assets. The line of credit is subject to financial covenants. The outstanding balance on the line of credit was $1,322,000 and 617,045 as of December 31, 2023 and 2022, respectively.

Notes Payable

The Company entered into an SBA EIDL loan totaling $2,000,000. The loan accrues interest at 3.75% and has a maturity date of 2052. Interest expense is being capitalized until payments begin. The note calls for monthly principal and interest payments of $10,298 beginning in November of 2024. The total principal and interest balance of the loan was $2,110,346 as of December 31st, 2023. The note is collateralized by substantially all assets owned by the Company.

The Company entered into a mortgage loan agreement in 2021 for which they received $3,440,000. The loan accrues interest at 3.25% and has a maturity date in 2031. The principal balance of the loan was $3,266,710 as of December 31st, 2023. The note calls for monthly principal and interest payments of $16,850 followed by a balloon payment of $2,406,882 at maturity in December of 2031. The note is cross collateralized by the land building located at 1235 and 1245 Boston Avenue, Longmont, Colorado.

The Company entered into an equipment loan agreement for which they received $2,000,000. The loan has a maturity date on December 21st, 2028. The loan accrues interest at 3.75%. The principal balance of the loan was $1,373,863 as of December 31st, 2023. The note calls for principal and interest payments of $12,500 for the first 12 months beginning in January of 2022, $20,833 for the next 72 months, and a balloon payment of $148,319 at maturity. The note is collateralized by the Company's Furniture, Fixtures and Equipment and cross collateralized by the land and building located at 1235 Boston Avenue, Longmont, Colorado. (See subsequent events for update.)

The Company entered into a mortgage loan agreement totaling $3,440,000. The loan accrues interest at 4.25% for seven years, beginning in May of 2021, then adjusting every three years at The Wall Street Journal prime rate plus 1%. The note calls for monthly principal and interest payments of $21,847 and matures in May of 2041. The note is cross collateralized by the land and building located at 1270 Boston Avenue, Longmont, Colorado. The principal balance of the loan was $3,116,842 as of December 31st, 2023.

See Note 3 – Related Party Transactions for details of related party loans.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023			
				Current Portion	Non-Current Portion	Total Indebtedness	Interest
SBA EIDL Loan	2,000,000	3.75%	2052	6,983	1,993,017	2,000,000	110,346
Mortgage Note Payable	3,440,000	3.25%	2031	106,159	3,160,551	3,266,710	-
Equipment Note Payable	2,000,000	3.75%	2028	239,872	1,133,991	1,373,863	-

Mortgage Note Payable	3,440,000	4.25%	2041	121,848	2,994,994	3,116,842	-
Mortgage Note Payable - Related Party	600,000	6.00%	2030	-	328,394	328,394	-
Total				**474,862**	**9,610,947**	**10,085,809**	**110,346**

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	474,862
2025	484,118
2026	502,795
2027	522,200
2028	542,095
Thereafter	7,559,739

NOTE 6 – EQUITY

The Company has authorized 10,000,000 common shares with a par value of $0.05 per share. 259,341 shares were issued and outstanding as of 2023.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 300,000 Series A Convertible Preferred Shares with a par value of $0.05 and a stated value of $24.00 per share. 115,094 shares were issued and outstanding as of 2023.

Voting: Series A Convertible Preferred Stock shareholders have 1 vote for every common share they would own were they converted.

Dividends: The holders of the Series A Convertible Preferred Shares are entitled to receive an 8% annual dividend whether declared or not by the Board of Directors. Dividends on Series A Convertible Preferred Shares are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2023, no dividends had been declared. Additionally, should the board authorize the payment of a dividend to Common Stock shareholders, Series A Convertible Preferred Stock shareholders would receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Series A Convertible Preferred Stock held by such holder.

Conversion: Series A Convertible Preferred Stock shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 4, 2024, the date these financial statements were available to be issued.

The Company has initiated both Regulation Crowdfunding and Regulation D fundraising efforts to position itself as a consolidation platform within the beverage production and packaging industry. One additional production partner has already been identified and production is scheduled to commence in September, 2024. Other conversations with potential production partners are underway.

The $2,000,000 loan maturing on December 21st, 2028 was subsequently refinanced in February, 2024 with a different lender at a rate of 4.25%. The principal balance of $1,400,000 amortizes over 25 years with a balloon payment of $1,307,340 at maturity on February 7th, 2027. The note is collateralized by the Company's Furniture, Fixtures and Equipment.

The Company has an agreement to wrap up the first whiskey project with the payment of $20,000 for the remaining Sinister Whiskey inventory held at Foundry. This agreement was finalized in August of 2024.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a Regulation Crowdfunding campaign, a Regulation D campaign, and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and has created a management plan, see below, to generate revenues, reduce costs, and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, may raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without taking actions to change these conditions. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Management Plan

The Company has reduced payroll through a reduction in employees and targeted pay reductions.   The Company brought in additional capital totaling approximately $590,000 through cash investment and $2,642,000 with the Promissory Note debt exchange for Series A Convertible Preferred Shares. Going forward, the Company is pursuing additional brewing contracts for outside companies (the Company is currently producing for two outside companies and one joint venture). The Company is in discussions with other beverage companies on possibly combining operations. The hospitality side of the operation is operating more profitably in the Beer Garden and Tasting Room and operating more efficiently (at a decreased loss over last year) at RiNo Drinks and Eats. The Company has brought in additional capital in 2024 and foresees continuing that effort going forward until projects to increase volume and revenue are realized.

NOTE 9 - CONCENTRATIONS

Revenues - Sales are predominantly to distributors and retail accounts located principally in the United States. The Company extends trade credit to its customers on terms that are generally practiced in the industry. During the year ended December 31, 2023, one distributor customer accounted for approximately 21% of total gross sales. During the year ended December 31, 2022, one distributor customer accounted for approximately 20% of total gross sales.

Accounts Receivable - At December 31, 2023, two distributor customers accounted for approximately 37% of total accounts receivable. At December 31, 2022, two distributor customers accounted for approximately 23% of total accounts receivable.

Suppliers - For the year ended December 31, 2023, no vendor accounted for more than 10% of total purchases or total accounts payable. For the year ended December 31, 2022, one vendor accounted for approximately 12% of total purchases. At December 31, 2023, three vendors accounted for approximately 42% of total accounts payable. At December 31, 2022, one vendor accounted for approximately 22% of total accounts payable. The Company believes raw materials, other than cans, could be obtained on similar terms through other sources without a significant change in cost, if needed.